UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No: 03)

Under the Securities Exchange Act of 1934

Trevi Therapeutics, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89532M101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 This percentage is calculated based upon 72,591,917 shares of the Issuer’s common stock outstanding as of July 31st, 2024 in accordance with 10-Q filed on August 8th, 2024.

NYC#: 139632.2

CUSIP No. 89532M101	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilad Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89532M101	13G/A	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer: Trevi Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 195 Church Street, 16th Floor New Haven, Connecticut 06510

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF)

Rosalind Master Fund L.P. (“RMF”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises RMF.

Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Gilad Aharon

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

(c)	Citizenship Rosalind Advisors, Inc.: Ontario, Canada Rosalind Master Fund L.P.: Cayman Islands Steven Salamon: Ontario, Canada Gilad Aharon: Ontario, Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 89532M101

NYC#: 139632.2

CUSIP No. 89532M101	13G/A	Page 7 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 13 of the cover page for each Reporting Person is based upon 72,591,917 Ordinary shares of the Issuer’s common stock outstanding as of July 31, 2024 as reported by the Issuer on the 10-Q filed on August 08, 2024.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 1.03% Rosalind Master Fund L.P. – 1.03% Steven Salamon – 1.03% Gilasd Aharon – 1.03%

NYC#: 139632.2

CUSIP No. 89532M101		13G/A	Page 8 of 9 Pages

(c)	Number of shares as to which the person has:
(i)

Shared power to vote or to direct the vote

Rosalind Advisors, Inc. – 750,000 shares of Common Stock

Rosalind Master Fund L.P. – 750,000 shares of Common Stock

Steven Salamon – 750,000 shares of Common Stock

Gilad Aharon -  750,000 shares of Common Stock

	(ii)	Sole power to dispose or to direct the disposition of – 0

(iii)

Shared power to dispose or to direct the disposition of

Rosalind Advisors, Inc. – 750,000 shares of Common Stock

Rosalind Master Fund L.P. – 750,000 shares of Common Stock

Steven Salamon – 750,000 shares of Common Stock

Gilad Aharon - 750,000 shares of Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

NYC#: 139632.2

CUSIP No. 89532M101	13G/A	Page 9 of 9 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/23/2024 Date

Signature

Steven Salamon/President Rosalind Advisors, Inc. Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares of Common Stock of Trevi Therapeutics, Inc. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

By: _____________________________

Name: Steven Salamon

NYC#: 139632.2